UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 000-51310

       XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 4614001, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 2, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF MARCH 31, 2014

UNAUDITED

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,595	1,669	2,887
Short-term deposits	1,276	1,051	1,278
Trade receivables	115	99	126
Other accounts receivable	573	166	473
Restricted deposits	23	22	23
Inventories	208	323	302

	4,790	3,330	5,089

NON-CURRENT ASSETS:
Investment in associate	-	2,203	-
Property, plant and equipment, net	64	74	61
Intangible assets, net	2,889	4,814	2,865

	2,953	7,091	2,926

Total assets	7,743	10,421	8,015

The accompanying notes are an integral part of the financial statements.

2

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	379	803	615
Other accounts payable	926	778	604

	1,305	1,581	1,219

NON-CURRENT LIABILITIES:
Employee benefit liabilities	10	13	11

	10	13	11

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	6,093	5,998	6,093
Share premium and options	148,167	147,483	148,327
Accumulated deficit	(146,626)	(144,146)	(146,073)
Treasury shares	(1,501)	(2,469)	(2,091)
Foreign currency translation adjustments of foreign operations	-	164	-
Reserve from transactions with non-controlling interests	9	(204)	9

	6,142	6,826	6,265
Non-controlling interests	286	2,001	520

Total equity	6,428	8,827	6,785

Total liabilities and equity	7,743	10,421	8,015

The accompanying notes are an integral part of the financial statements.

Amit Yonay	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company's Board: June 1, 2014.

3

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. dollars in thousands (except per share data)

Revenues	587	673	2,369
Cost of sales	(157)	(199)	(741)

Gross profit	430	474	1,628

Research and development expenses	(50)	(18)	(113)
Selling and marketing expenses	(404)	(686)	(1,691)
General and administrative expenses	(729)	(700)	(2,048)
Impairment of intangible assets	-	-	(1,729)
Other gains, net	-	7	1,059

Operating loss	(753)	(923)	(2,894)

Finance income	2	21	61
Finance expenses	(10)	(10)	(35)

Finance income, net	(8)	11	26

Earnings (losses) from investment in associate	-	(190)	(845)

Loss for the period	(761)	(1,102)	(3,713)

Other comprehensive income (loss):
Items that might be classified to profit or loss:
Foreign currency translation adjustments	-	51	108
Reclassification of foreign currency translation adjustments to Other gains, net	-	-	(221)

Total other comprehensive income (loss)	-	51	(113)

Total comprehensive loss for the period	(761)	(1,051)	(3,826)

Loss for the period attributable to:
Equity holders of the Company	(686)	(872)	(2,476)
Non-controlling interests	(75)	(230)	(1,237)

	(761)	(1,102)	(3,713)
Total comprehensive loss for the period attributable to:
Equity holders of the Company	(686)	(821)	(2,589)
Non-controlling interests	(75)	(230)	(1,237)

	(761)	(1,051)	(3,826)

Basic and diluted loss per share (in U.S. dollars)	(0.003)	(0.004)	(0.011)

The accompanying notes are an integral part of the financial statements.

4

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital		Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2014 (audited)	6,093		148,327	(146,073)	(2,091)	-	9	6,265	520	6,785

Loss for the period	-		-	(686)	-	-	-	(686)	(75)	(761)
Other comprehensive income	-		-	-	-	-	-	-	-	-

Total comprehensive loss	-		-	(686)	-	-	-	(686)	(75)	(761)

Share-based payment to vendor		*)	37	-	-	-	-	37	-	37
Share-based payment to employees and others	-		-	133	-	-	-	133	4	137
Sale of treasury shares	-		(197)	-	590	-	-	393	(163)	230

Balance as of March 31, 2014 (unaudited)	6,093		148,167	(146,626)	(1,501)	-	9	6,142	286	6,428

*) Represents an amount lower than USD 1 thousand.

The accompanying notes are an integral part of the financial statements.

5

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the period	-	-	(872)	-	-	-	(872)	(230)	(1,102)
Other comprehensive income	-	-	-	-	51	-	51	-	51

Total comprehensive loss	-	-	(872)	-	51	-	(821)	(230)	(1,051)

Exercise and expiration of stock options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Share-based payment to employees and others	-	-	286	-	-	-	286	160	446
Exercise of warrants into shares	1	8	-	-	-	-	9	-	9

Balance as of March 31, 2013 (unaudited)	5,998	147,483	(144,146)	(2,469)	164	(204)	6,826	2,001	8,827

The accompanying notes are an integral part of the financial statements.

6

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the year	-	-	(2,476)	-	-	-	(2,476)	(1,237)	(3,713)
Other comprehensive income	-	-	-	-	(113)	-	(113)	-	(113)

Total comprehensive loss	-	-	(2,476)	-	(113)	-	(2,589)	(1,237)	(3,826)

Share-based payment to employees and others	-	-	(7)	-	-	-	(7)	(58)	(65)
Issuance of shares and warrants	90	876	-	-	-	-	966	-	966
Exercise of options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Sale of treasury shares	-	(52)	-	378	-	-	326	(43)	283
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	213	213	(213)	-
Other	-	-	(30)	-	-	-	(30)	-	(30)
Exercise of warrants into shares	6	28	-	-	-	-	34	-	34

Balance as of December 31, 2013 (audited)	6,093	148,327	(146,073)	(2,091)	-	9	6,265	520	6,785

The accompanying notes are an integral part of the financial statements.

7

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the period	(761)	(1,102)	(3,713)
Adjustments to reconcile loss to net cash used in operating activities (a)	(36)	549	1,214

Net cash used in operating activities	(797)	(553)	(2,499)

Cash flows from investing activities:

Proceeds from sale of investment in associate	291	-	3,054
Decrease in restricted deposit	-	-	-
Decrease (increase) in short-term bank deposits	(2)	583	366
Purchase of property, plant and equipment	(6)	(8)	(84)
Purchase of intangible assets	-	(73)	-
Other investments	(4)	-	-

Net cash provided by (used in) investing activities	279	502	3,336

Cash flows from financing activities:

Proceeds from issuance of shares and options	-	-	-
Exercise of warrants and options into shares	-	9	34
Sale of treasury shares	230	-	283

Net cash provided by financing activities	230	9	317

Increase (decrease) in cash and cash equivalents	(288)	(42)	1,154
Gains from exchange rate differences on cash and cash equivalents	(4)	15	37
Cash and cash equivalents at the beginning of the period	2,887	1,696	1,696

Cash and cash equivalents at the end of the period	2,595	1,669	2,887

The accompanying notes are an integral part of the financial statements.

8

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2014	2013	2013
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	20	78	313
	Loss from disposal of property, plant and equipment	-	-	2
	Share-based payment transactions to employees and others	137	446	(65)
	Revaluation of short-term deposits	5	(18)	(29)
	Exchange rate differences on operating activities	4	(15)	(37)
	Gain from bargain purchase	-	-	-
	Change in employee benefit liabilities, net	(1)	-	(2)
	Gain from change in holding rate in associate	-	(7)	(10)
	Impairment of intangible assets	-	-	1,729
	Gain from sale of investment in associate	-	-	(1,051)
	Losses from investment in associate	-	190	845

		165	674	1,695
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	11	(23)	(50)
	Decrease (increase) in other accounts receivable and income taxes receivable	(391)	(13)	30
	Decrease (increase) in inventories	94	(94)	(73)
	Increase (decrease) in trade payables	(237)	133	(86)
	Increase (decrease) in other accounts payable	322	(128)	(302)

		(201)	(125)	(481)

		(36)	549	1,214

(b)	Additional information on cash flows from operating activities:

	Interest received	-	16	24

The accompanying notes are an integral part of the financial statements.

9

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2014	2013	2013
		Unaudited		Audited
		U.S. dollars in thousands

(c)	Non-cash activities:

	Conversion of loan convertible into capital in subsidiary	-	-	377

	Share-based payment for intangible asset	37	-	49

	Allotment of shares to Aurum	-	-	913

	Receivables from sale of investment in associate	-	-	297

The accompanying notes are an integral part of the financial statements.

10

NOTE 1:	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766. The Company owns 54.72% of the issued and outstanding share capital of InterCure Ltd. (“InterCure”), a public company whose shares are traded on the Tel-Aviv Stock Exchange (“TASE”). The Company also owns 100% of Xtepo Ltd. (“Xtepo”).

The Company's American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market and its securities are traded on the TASE.

On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist. For additional information, see Note 4 below.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd., a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. In the context of the acquisition, the Company provided InterCure a loan that was convertible into shares of InterCure. On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition into 7,620,695 ordinary shares of InterCure as predetermined in the acquisition agreement. Following said conversion and as of March 31, 2014, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital.

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. (“Proteologics”), a public company whose shares are traded on the TASE in consideration of approximately NIS 6.5 million (approximately $ 1.7 million) paid in cash. On September 12, 2013, the Company sold its entire investment in Proteologics (representing 44.95% of Proteologics issued and outstanding capital at the time) in consideration of approximately $3.4 million after having acquired an additional 14.13% of Proteologics' shares on September 11, 2013. As of March 31, 2014, the Company no longer holds any shares of Proteologics (for additional details, see also Note 12 to the 2013 annual financial statements).

As of the date of the report, the Company is in the planning stages for the implementation of a phase 2 clinical trial of the recombinant EPO (“rHuEPO”) drug for treating Multiple Myeloma patients. As part of said preparations, the Company previously conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients and is preparing market analyses and regulatory activities. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the phase 2 clinical trial, as needed. Based on the Company's current business plans and estimates, the approval for commencing the clinical trial is expected to be obtained during the second half of 2014.

11

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 1:	GENERAL (Cont.)

On November 30, 2011, the Company completed the MinoGuard transaction in which it acquired the activity of MinoGuard Ltd. (“MinoGuard”), founded by Mor Research Applications Ltd. (“Mor”) by way of receiving an exclusive license to use MinoGuard's entire technology, including the SAM-101, a combination drug for treating psychotic diseases, focusing on schizophrenia, in return for sales royalties and milestone payments to be made over the clinical development period. The drug is based on a combination of existing antipsychotic drugs and a recognized medicinal compound (Minocycline).

The Company has patent rights and other assets in the field of treating hepatitis C (DOS program) transferred to Presidio Pharmaceuticals Inc. (“Presidio”) and returned by Presidio to the Company in August 2012 (see more information in Note 18a to the annual consolidated financial statements for 2012). The Company intends to examine renewing the activity in the field of hepatitis C and/or locate strategic partners for the continued development and marketing of drugs for treating hepatitis C based on the DOS technology.

The following are the Company's subsidiaries as of March 31, 2014:

InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK (inactive), incorporated in the UK.

Xtepo - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for the rHuEPO drug for treating Multiple Myeloma patients.

XTL Development Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware, USA.

As of the date of the approval of the financial statements, XTL Development is inactive.

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. The Company's only source of income at this stage originates from InterCure, a subsidiary in which control was acquired on July 25, 2012. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities at least until the fourth quarter of 2015 (independently of InterCure, which is 54.72% held). However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control.

12

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 1:	GENERAL (Cont.)

The Company expects to incur additional losses in 2014 arising from research and development activities and testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to dispose of marketable securities held by it or minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

NOTE 2:	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Group as of March 31, 2014 and for the interim period of three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2013 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates - the preparation of the interim financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2013.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2013, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2014 as described below:

13

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a.	IAS 34 (Revised), "Interim Financial Reporting" ("IAS 34R"):

IAS 34R, which forms part of the Annual Improvements document issued in May 2012, clarifies the disclosure requirements in interim financial reporting regarding segment assets and segment liabilities. According to IAS 34R, disclosure must be provided in the interim financial statements for the measure of total assets and total liabilities attributed to a certain reporting segment if these amounts are regularly provided to the Chief Operating Decision Maker ("CODM") and in the event of a material change in the measures already disclosed in respect of said reporting segment in the latest annual financial statements.

The Group has adopted IAS 34R for the first time for the annual period commencing on January 1, 2013. The initial adoption of IAS 34R did not have a material impact on the Group's consolidated financial statements.

b.	IAS 36, “Impairment of Assets” (“IAS 36”):

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Group early adopted these disclosure requirements in the annual consolidated financial statements for the year ended December 31, 2013.

14

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 5, 2014, Mr. David Kestenbaum entered his position as CFO of the Company in place of the former CFO and Deputy CEO of the Company, Mr. Ronen Twito, following Mr. Twito’s notice that he wished to terminate his employment with the Company. Mr. Kestenbaum’s appointment and employment terms as CFO of the Company were approved by the Company's Board on December 30, 2013.

b.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

c.	On January 20, 2014, InterCure announced it had entered into an agreement with Giboov to terminate a Strategic Service Agreement the parties entered into on September 14, 2012, effective as of January 31, 2014 (the “Arrangement”). According to the Arrangement, all 20,185,184 non-marketable stock options for the purchase of InterCure shares which were granted to Giboov under the Strategic Service Agreement expired on March 1, 2014. Following said expiration, Giboov holds no such non-marketable stock options.

Further, on January 23, 2014, InterCure announced that it had agreed to retain the services of Universal McCann Israel, Ltd. (“McCann”) in which McCann will provide professional services relating to the promotion and marketing of InterCure’s products via the internet for a period of three years effective February 1, 2014. According to the new agreement, InterCure shall pay McCann a monthly fee in exchange for online marketing services, ranging between $8,000 and $13,000, and contingent upon achievement of sales targets.

d.	On January 28, 2014, following the resolution of the Company’s Board to file a petition with the Tel-Aviv-Jaffa District Court (the “Court”) and to convene a meeting of shareholders and a meeting of warrant (series 2) holders in order to extend the term of warrants (series 2) of the Company, and in light of the approval by said general meetings of the Board resolution, the Court granted the request to extend the term of warrants (series 2) of the Company until October 28, 2014.

e.	On March 17, 2014, the Company's extraordinary general meeting of shareholders decided to approve the terms of an employment agreement between the Company and Mr. Joshua Levine, pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position, in accordance with the resolution of the Company’s Compensation Committee and Board of Directors dated January 30, 2014, and in accordance with the Israeli Companies Law – 1999.

15

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

Mr. Levine’s employment terms include an allocation of 1,500,000 stock options exercisable into 1,500,000 Ordinary shares of NIS 0.1 par value each of the Company, as follows: 600,000 stock options are exercisable into 600,000 ordinary shares of the Company for an exercise increment of NIS 0.6 per stock option, and an additional 900,000 stock options are exercisable into 900,000 ordinary shares of the Company for an exercise increment of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision – namely January 30, 2014) was approximately $244,000.

The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6.5 years.

NOTE 5:	SEGMENT REPORTING

The Group's management has established operating segments in accordance with reports reviewed by the Chief Operating Decision Maker (“CODM”) and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

Segment reporting data for the three month periods ended March 31, 2014 and 2013, and for the year ended December 31, 2013:

16

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 5:	SEGMENT REPORTING (Cont.)

	Three months ended March 31, 2014 (unaudited)
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	508	75	4	-	-	587
Inter-segment revenues	-	-	-	-	-	-

Total revenues	508	75	4	-	-	587

Segment results before current amortization of intangible assets identified in the acquisition	18	(18)	-	(136)	-	(136)
Current amortization of intangible assets identified in the acquisition	(9)	(1)	-	-	-	(10)
Segment results	9	(19)	-	(136)	-	(146)

Unallocated joint expenses						(607)
Other gains, net						-
Finance income (expense), net						(8)

Loss before taxes on income						(761)

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 5:	SEGMENT REPORTING (Cont.)

	Three months ended March 31, 2013 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	574	91	8	-	-	673
Inter-segment revenues	-	-	536	-	(536)	-

Total revenues	574	91	544	-	(536)	673

Segment results before current amortization of intangible assets identified in the acquisition
Current amortization of intangible assets identified in the acquisition
Segment results	(40)	1	4	(68)	-	(103)

Unallocated joint expenses						(827)
Other income, net						7
Financial income, net						11
Loss from investment in associate						(190)

Loss for the period						(1,102)

	Year ended December 31, 2013
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	2,076	278	15	-		2,369
Inter-segment revenues	-	-	1,041	-	(1,041)	-

Total revenues	2,076	278	1,056	-	(1,041)	2,369

Segment results before current amortization of intangible assets identified in the acquisition	128	24	1	(385)	-	(232)
Current amortization of intangible assets identified in the acquisition	(231)	(29)	(1)	-	-	(261)
Impairment of intangible assets	(1,532)	(189)	(8)	-	-	(1,729)
Segment results	(1,635)	(194)	(8)	(385)	-	(2,222)

Unallocated joint expenses						(1,731)
Other gains, net						1,059
Finance income (expense), net						26
Earnings from investment in associate						(845)

Loss before taxes on income						(3,713)

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 (UNAUDITED)

NOTE 6:	EVENTS AFTER THE REPORTING PERIOD

a.	On April 2, 2014, the Company filed a Registration Statement on Form F-3 under the Securities Act of 1933, as amended, relating to the offer and sale, from time to time of ADSs or warrants to purchase ADSs to be sold directly by the Company in one or more offerings. The proposed maximum aggregate offering price of the securities is $40,000,000. On April 4, 2014, the Company’s received a notice of effectiveness on said registration statement from the Securities and Exchange Commission.

b.	In April 2014, 3,010,000 options were exercised into 3,010,000 ordinary shares of the Company, for an aggregate amount of approximately $65,000.

c.	On May 14, 2014, the Company issued 222,605 shares to Yeda in accordance with the licensing agreement described in note 4b.

d.	On May 18, 2014, Mr. Marc Allouche, a director, resigned from the board of directors of the Company.

- - - - - - - - - - - -

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About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 2, 2014	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

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